                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             DELTIC TIMBER CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 247850 10 0
                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 247850 10 0          SCHEDULE 13G



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First United Bancshares, Inc. #71-0538646
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Arkansas
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     18,840
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   707,986
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     20,381
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     706,442
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 726,823 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                     [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                 5.67815253%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


                 HC
--------------------------------------------------------------------------------

     (1) The shares reported hereunder by reporting person are held in various trust accounts administered by First United Trust Company, N.A., a wholly-owned subsidiary of reporting person. As such reporting person is filing this
Schedule 13G on behalf of the above-named subsidiary pursuant to Regulation 240.13d-1(f)(1), and for the purposes of Section 13(g) of the Securities Exchange Act, expressly disclaims beneficial ownership of any securities covered by this statement. In accordance with Regulation 240.13d-1(f)(1), see
Exhibit 1 attached hereto which is an agreement reflecting that this statement is filed on behalf of the above mentioned subsidiary.

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CUSIP No. 247850 10 0              SCHEDULE 13G



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First United Trust Company, N.A. #71-0792147
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     18,840
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   707,986
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     20,381
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     706,442
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  726,823 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                          [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                  5.67815253%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


                         OO
--------------------------------------------------------------------------------


     (1) The shares reported hereunder by First United Trust Company, N.A. are held in trust and voted by the company as Trustee.

Item 1(a)  NAME OF ISSUER:
           Deltic Timber Corp.

Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
           200 Peach Street
           El Dorado, Arkansas 71730

Item 2(a)  NAME OF PERSON FILING:
           First United Bancshares, Inc.
           First United Trust Company, N.A.

Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
           First United Bancshares, Inc.       First United Trust Company, N.A.
           Main and Washington Streets         Main and Washington Streets
           El Dorado, Arkansas 71730           El Dorado, Arkansas 71730

Item 2(c)  CITIZENSHIP:
           (See Item 4 of each cover page hereto)

Item 2(d)  TITLE OF CLASS OF SECURITIES:
           Common Stock

Item 2(e)  CUSIP NUMBER:
           247850 10 0

Item 3     TYPE OF REPORTING PERSON:
           Parent Holding Company, in accordance with SECTION
           240.13d-1(b)(ii)(G)

If this Statement is filed pursuant to Rule 13d-1(b)(2), check this box:  [ ]

Item 4(a)  AMOUNT BENEFICIALLY OWNED:
           (See Item 9 of each cover page hereto)

Item 4(b)  PERCENT OF CLASS:
           (See Item 11 of each cover page hereto)

Item 4(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
           (i)   sole power to vote or to direct
                 the vote:                                   *

           (ii)  shared power to vote or to direct
                 the vote:                                   *

           (iii) sole power to dispose or to direct
                 the disposition of:                         *

           (iv)  shared power to dispose or to direct
                 the disposition of:                         *

           *  (See Items 5-8 of each cover page hereto.)

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           Not Applicable

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
           Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           The Schedule is being filed by First United Bancshares, Inc. on behalf of its wholly owned subsidiary, First United Trust Company, N.A. which hold the Issuer's common stock as trustee for various beneficiaries pursuant to granted trust authority

Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           See Item 2(a) above and each cover page hereto.

Item 9     NOTICE OF DISSOLUTION OF GROUP
           Not Applicable

Item 10    CERTIFICATION
           Not Applicable

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 10, 1997


                                  FIRST UNITED BANCSHARES, INC.



                                  By: /s/John E. Burns

                                  Title:  Vice President & Chief
                                          Financial Officer
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                                   EXHIBIT 1



                                   Agreement



         In accordance with 17 C.F.R. Section 240.13d-1(f)(1)(iii), the undersigned hereby agrees and consents to the filing of the Schedule 13G by First United Bancshares, Inc. on our behalf regarding the beneficial ownership of the common stock of Deltic Timber, said stock held in trust pursuant to granted trust authority.


                                      FIRST  UNITED TRUST COMPANY, N.A.



                                      By: /s/ Richard P. Clark, II
                                         ----------------------------------
                                      Title:  President & Chief Executive
                                              Officer